Exhibit 1.01

Emerson Electric Co.

Conflict Minerals Report

For The Year Ended December 31, 2018

1. Overview

This report has been prepared by Emerson Electric Co. (“Emerson,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. The Rule relates to the disclosure of certain information relating to “conflict minerals”, which are defined in the Rule as gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives of tantalum, tin and tungsten (referred to in this report as “3TG”). Capitalized terms used in this report are those defined in the Rule except as otherwise stated.

Product Descriptions

The Company designs and manufactures products and delivers services that bring technology and engineering together to provide innovative solutions for customers in a wide range of industrial, commercial and consumer markets around the world.

The Automation Solutions segment enables process, hybrid and discrete manufacturers to maximize production, protect personnel and the environment, reduce project costs, and optimize their energy efficiency and operating costs through a broad offering of integrated solutions and products, including measurement and analytical instrumentation, industrial valves and equipment, and process control systems. Significant end markets serviced include oil and gas, refining, chemicals and power generation, as well as pharmaceuticals, food and beverage, automotive, pulp and paper, metals and mining, and municipal water supplies. The segment’s major product offerings are described below.

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Measurement & Analytical Instrumentation products measure the physical properties of liquids or gases in a process stream and communicate this information to a process control system or other software applications and analyze the chemical composition of process fluids and emissions to enhance quality and efficiency, as well as environmental compliance.

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Valves, Actuators & Regulators consists of control, isolation and pressure relief valves which respond to commands from a control system to continuously and precisely modulate the flow of process fluids, smart actuation and control technologies, pressure management products, and industrial and residential regulators that reduce the pressure of fluids moving from high-pressure supply lines into lower pressure systems.

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Industrial Solutions provides fluid control and pneumatic mechanisms, electrical distribution equipment, and materials joining and precision cleaning products which are used in a variety of manufacturing operations to provide integrated solutions to customers.

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Process Control Systems & Solutions provides a digital ecosystem that controls plant processes by communicating with and adjusting plant devices to provide precision measurement, control, monitoring, asset optimization, and plant safety and reliability for plants that produce power, or process fluids or other items.

The Commercial & Residential Solutions business consists of the Climate Technologies and Tools & Home Products segments. This business provides products and solutions that promote energy efficiency, enhance household and commercial comfort, and protect food quality and sustainability through heating, air conditioning and refrigeration technology, as well as a broad range of tools and appliance solutions.

The Climate Technologies segment provides products, services and solutions for many areas of the climate control industry, including residential heating and cooling, commercial air conditioning, commercial and industrial refrigeration, and cold chain management. Products include compressors, temperature sensors and controls, thermostats, flow controls, and stationary and mobile remote monitoring technologies and services that enable homeowners and businesses to better manage their heating, air conditioning and refrigeration systems for improved control and comfort, and lower energy costs.

The Tools & Home Products segment offers tools for professionals and homeowners and appliance solutions. Products include professional pipe-working tools, electrical and utility tools, residential and commercial food waste disposers, and wet-dry vacuums.

Conflict Minerals Policy Statement

Emerson’s conflict minerals policy statement is publicly available on our website at www.emerson.com.

Brief Description of Supply Chain

The products that we manufacture are typically highly engineered, complex and contain thousands of parts from a vast network of direct suppliers around the world. There are generally multiple tiers of suppliers between the 3TG mines, smelters, and our direct suppliers. As a downstream purchaser, we are limited to relying on our direct suppliers to work with their upstream suppliers to provide us with accurate information about the origin of 3TG in the components, parts, or assemblies we purchase. Most of our supplier purchase contracts contain terms of years, but we include when possible new contract terms with flow-down requirements that compel our suppliers to support our due diligence efforts with respect to 3TG content.

2. Reasonable Country of Origin Inquiry

We conducted a risk-based engineering analysis of all of the products we manufacture or contract to manufacture to identify all direct suppliers providing us with items known to contain, or with a high probability of containing, 3TG. We then requested all of our identified direct 3TG suppliers to provide information to us regarding their 3TG content and smelters using the template developed by the Responsible Business Alliance® (RBA®) and The Global e-Sustainability Initiative (GeSI), known as the RBA-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. It includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities. Our supplier outreach efforts also included web-based training opportunities and escalation procedures for non-responding suppliers.

Based on this reasonable country of origin inquiry, we concluded that we did not have sufficient reason to believe 3TG materials in our supply chain did not originate in a Covered Country or were from recycled or scrap sources. Accordingly, the Company further pursued its supply chain inquiry and conducted due diligence on that supply chain as required by the Rule. There was significant overlap between our reasonable country of origin inquiry efforts and our due diligence efforts, described below.

3. Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the due diligence framework presented by The Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten, including the Final Downstream Report on one-year pilot implementation of the Supplement on Tin, Tantalum and Tungsten.

OECD Step 1: MANAGEMENT SYSTEMS

Vendor Expectations

We have adopted a conflict minerals policy statement related to our sourcing of 3TG and expect all of our suppliers to comply with that policy statement. In addition, our standard procurement contracts require compliance with all applicable legal requirements and Emerson’s Supplier Code of Conduct (www.emerson.com).

Internal Team

We have established a management system to support supply chain due diligence related to 3TG. Our management system includes a steering committee sponsored by the Vice President, Deputy General Counsel and Assistant Secretary, and a global team of subject matter experts from each of our business segments, supply chain, engineering, law, and internal audit. The team of subject matter experts is responsible for implementing our Conflict Minerals compliance strategy.

Control Systems

Together with other major manufacturers, we are members of the Responsible Minerals Initiative (“RMI”) that is working to develop conflict-free supply chains. We have established a record retention policy with respect to relevant documents. We continue to support the development of a common Conflict Minerals Reporting Template to better allow for digital information-sharing systems.

Grievance Mechanism

Employees and third parties may report a concern related to business conduct issues, including concerns related to conflict minerals, by clicking on the following website: https://www.tnwgrc.com/emerson/. Alternatively, any employee or third party may contact the Board of Directors or any of its Committees directly by writing to the Corporate Secretary at: Emerson Electric Co. Board of Directors, c/o Corporate Secretary, 8000 W. Florissant Avenue, St. Louis, Missouri, 63136, USA.

Supplier Engagement

We maintain a database of all of our 3TG suppliers and a record of their responses to our 3TG inquiries. This information allows us to monitor the progress of our 3TG suppliers in providing 3TG information and whether that progress is consistent with our values and policies, the OECD Guidance, the Rule, and applicable laws.

OECD Step 2: IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN

Survey Responses

Where responses were received from our suppliers, they were provided using the Template as well as other forms. We reviewed the results to determine which required further engagement. The criteria included non-responses, incomplete responses as well as inconsistencies within the data reported by those suppliers. We then engaged with as many of those suppliers as possible, seeking responses, additional information or clarifications as needed. We conducted multiple rounds of inquiries.

A portion of our responding suppliers provided a list of smelters they used to process 3TG content contained in the components supplied to their customers. These responses were provided primarily on a company-wide basis and included the names of facilities listed by our suppliers as smelters or refiners. It was not possible to identify smelters by products with certainty. Where the smelter identification number was provided, we verified that the facility was listed on the RMI smelter list included in the Template. We notified in writing those suppliers where the smelter identification number provided was not listed on the RMI smelter list. We flagged those facilities not certified “conflict free” under the Responsible Minerals Assurance Program (“RMAP”) and asked those facilities to participate in the RMAP.

Efforts to Determine Mine or Location of Origin

We believe that requesting our direct suppliers to complete the Template and cross-checking to the RMAP database of conflict free smelters represents the best reasonable means to attempt to determine the mines or locations of origin of 3TG in our supply chain. We have reached this conclusion in part as a result of the recommendations resulting from the OECD Final Downstream Report on one-year pilot implementation of the Supplement on Tin, Tantalum and Tungsten.

As outlined in the OECD Guidance, we support an industry initiative that audits smelters’ and refiners’ due diligence activities. That industry initiative is the RBA and GeSI’s Responsible Minerals Initiative. The data on which we relied for certain statements in this declaration were obtained through our membership in the RMI, RBA Unique Code: EMRS.

OECD Step 3: DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

•	We have adopted and implemented a risk management plan that outlines the Company’s responses to identified risks.

•	Senior management is briefed about our due diligence efforts on a regular basis.

•	We have adopted a conflict minerals policy.

•	We have found no instance to date where it was necessary to temporarily suspend trade or disengage with a supplier.

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We engage in regular ongoing risk assessment through our suppliers’ annual data submissions, publicly available information and, where appropriate, targeted follow-up activities, as well as ongoing supplier engagement.

OECD Step 4: CARRY OUT INDEPENDENT THIRD-PARTY AUDIT OF SMELTER/REFINER’S DUE DILIGENCE PRACTICES

We do not typically have direct relationships with 3TG smelters and refiners and therefore do not perform audits of these entities. We support audits conducted by third parties through participation in the RMI. We encourage all identified smelters and refiners not already undergoing an audit to take such action.

OECD Step 5: REPORT ON SUPPLY CHAIN DUE DILIGENCE

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available on our website at www.emerson.com and is filed with the SEC.

4. Steps to be taken to mitigate risk

We intend to continue to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the Covered Countries:

•	Continue to include a conflict minerals flow-down clause in new or renewed supplier contracts.

•	Continue to increase our focus on suppliers representing the highest risk of providing products containing 3TG.

•	Continue to engage directly with suppliers and provide them information and training resources to attempt to increase the response rates and improve the content of the supplier survey responses.

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Continue to engage with and review our relationships with suppliers not cooperating with our due diligence efforts or found to be providing us with components or materials containing 3TG from sources that support conflict in the Covered Countries, and take action, where necessary or appropriate, to comply with our conflict minerals policy statement.

•	Continue to participate in the Responsible Minerals Initiative in order to increase the number of smelters and refiners participating in the Conflict-Free Smelter Program.

•	Continue to work with the OECD, our suppliers, and relevant trade associations to define and improve best practices and encourage responsible sourcing of 3TG.

•	Make continued investments in Conflict Minerals due diligence tools and competencies, particularly with respect to product level due diligence processes.